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ITEM 8 -- SELECTED FINANCIAL DATA

                        SUMMARIZED FINANCIAL INFORMATION

     The information shown below for 1998, 1997 and 1996 has been extracted or derived from the audited financial statements of the BP Amoco Group presented elsewhere herein. The unaudited pro forma financial information for 1995 and 1994 has been derived by combining historical financial information for BP and Amoco (after adjusting onto a UK GAAP basis). In presenting this information the merger is assumed to have occurred on January 1, 1994. See Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                        Years ended December 31,
                                           ---------------------------------------------------
                                              1998       1997       1996       1995       1994
                                           -------    -------    -------    -------    -------
                                                  ($ million except per share amounts)
UK GAAP
INCOME STATEMENT DATA
Turnover.................................   83,732    108,564    102,064     84,216     76,809
Less: Joint ventures.....................  (15,428)   (16,804)        --         --         --
                                           -------    -------    -------    -------    -------
Group turnover...........................   68,304     91,760    102,064     84,216     76,809
Total replacement cost operating profit
  (a)....................................    6,521     10,683     10,634      8,264      7,131
Replacement cost profit before
  exceptional items (b)..................    3,963      6,625      6,662      4,946      3,967
Profit for the year......................    3,224      5,676      7,420      3,703      4,374
Per Ordinary Share:
  Profit for the year:
     Basic...............................   $ 0.34      $0.59      $0.78      $0.39      $0.46
     Diluted.............................   $ 0.33      $0.59      $0.77      $0.39      $0.46
Dividends (c)............................   $0.395      $0.36      $0.31      $0.27      $0.21
BALANCE SHEET DATA
Total assets.............................   84,915     86,279     88,651     81,499     79,060
BP Amoco Shareholders' interest..........   42,612     42,610     42,234     36,889     35,195
Finance debt due after more than one
  year...................................   10,918     10,021     10,088     11,375     13,284
Debt to borrowed and invested capital
  (d)....................................      20%        19%        19%        23%        27%
OTHER DATA
Per Ordinary Share:
  Replacement cost profit before
     exceptional items...................   $ 0.41      $0.69      $0.70      $0.52      $0.42
Net cash inflow from operating activities
  (e)....................................    9,586     15,558     13,679     12,682     11,877
Net cash outflow from capital expenditure
  acquisitions and disposals.............    6,520     10,056      8,056      7,183      4,629
US GAAP
INCOME STATEMENT DATA
Revenues.................................   68,304     91,760    102,064     84,216     76,809
Profit for the year......................    2,826      5,686      6,795      3,991      4,050
Comprehensive income.....................    2,848      4,106      7,218      4,346      4,918
Profit per Ordinary Share (f):
  Basic..................................   $ 0.29      $0.59      $0.71      $0.42      $0.43
  Diluted................................   $ 0.29      $0.59      $0.71      $0.42      $0.43
Profit per American Depositary Share
  (f)(g):
  Basic..................................   $ 1.74      $3.54      $4.26      $2.52      $2.58
  Diluted................................   $ 1.74      $3.54      $4.26      $2.52      $2.58
BALANCE SHEET DATA
Total assets.............................   85,538     87,076     89,934     89,929     80,615
BP Amoco Shareholders' interest..........   37,334     37,504     37,259     32,475     30,413
OTHER DATA
Net cash used in investing activities....    6,861     10,151      8,311      7,160      4,594
Net cash used in financing activities....    2,161      3,449      3,239      3,723      4,102

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(a)  Operating profit is a UK GAAP measure of trading performance. It excludes profits and losses on the sale of businesses and fixed assets and fundamental restructuring costs, interest expense and taxation.

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     BP Amoco determines operating profit on a replacement cost basis, which eliminates the effect of inventory holding gains and losses. For the oil and natural gas industry, the price of crude oil can vary significantly from period to period; hence the value of crude oil (and products) also varies. As a consequence, the amount that would be charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation would include the effect of oil price fluctuations on oil and products inventories. BP Amoco therefore charges cost of sales with the average cost of supplies incurred during the period rather than the historical cost of supplies on a FIFO basis. For this purpose, inventories at the beginning and end of the period are valued at the average cost of supplies incurred during the period rather than at their historical cost. These valuations are made quarterly by each business unit, based on local oil and product price indices applicable to their specific inventory holdings, following a methodology that has been consistently applied by BP Amoco for many years. Operating profit on the replacement cost basis is used by BP Amoco management as the primary measure of business unit trading performance and BP Amoco management believes that this measure assists investors to assess BP Amoco's underlying trading performance from period to period.

     Replacement cost is not a US GAAP measure. The major US oil companies apply the last-in, first-out (LIFO) basis of inventory valuation. The LIFO basis is not permitted under UK GAAP. The LIFO basis eliminates the effect of price fluctuations on crude oil and product inventory except where an inventory drawdown occurs in a period. BP Amoco management believes that where inventory volumes remain constant or increase in a period, operating profit on the LIFO basis will not differ materially from operating profit on BP Amoco's replacement cost basis.

     Where an inventory drawdown occurs in a period, cost of sales on a LIFO basis will be charged with the historical cost of the inventory drawn down, whereas BP Amoco's replacement cost basis charges cost of sales at the average cost of supplies for the period. To the extent that the historical cost on the LIFO basis of the inventory drawn down is lower than the current cost of supplies in the period, operating profit on the LIFO basis will be greater than operating profit on BP Amoco's replacement cost basis. To the extent that the historical cost on the LIFO basis of the inventory drawdown is greater than the current cost of supplies in the period operating profit on the LIFO basis will be lower than operating profit on BP Amoco's replacement cost basis.

(b) Replacement cost profit before exceptional items excludes profits and losses on the sale of businesses and fixed assets and fundamental restructuring costs, which are defined by UK GAAP. This is the measure of profit used by the BP Amoco board in setting targets for and monitoring performance within BP Amoco. BP Amoco's management believes this indicator provides the most relevant and useful measure for investors because it most accurately reflects underlying trading performance.

(c) BP Amoco dividends per share represent historical dividends per share paid by BP.

(d) Finance debt due after more than one year, compared with such debt plus BP Amoco and minority shareholders' interests.

(e) The net cash inflows from operating activities are presented in accordance with the requirements of Financial Reporting Standard No. 1 (Revised 1996) issued by the UK Accounting Standards Board. For a cash flow statement prepared on a US GAAP basis see Item 18 -- Note 45 of Notes to Financial Statements.

(f) FASB Statement of Financial Accounting Standards No. 128 -- 'Earnings per Share' (SFAS 128) was adopted for the accounting period ending December 31, 1997. Amounts for prior periods have been restated as required by SFAS 128.

(g) With effect from June 6, 1997, the Company split existing ADSs on a two-for-one basis so that an ADS is now equivalent to six Ordinary Shares. Comparative figures for 1994 to 1996 inclusive have been restated accordingly.

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